[Preston Gates & Ellis Letterhead]

February 21, 2006

Ms. Jennifer Hardy

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Flow International Corporation

Amendment #4

File No. 333-125113

Dear Ms. Hardy,

On February 21, 2006, I received a telephone message from Ms. Brightwell indicating that the staff would have no further comments and Flow International Corporation’s (“Flow” or the “Company”) could request acceleration.

In its cover letter for Amendment #2 filed on August 26, 2005, the Company said that the request for acceleration would be made by “any lawyer with the law firm of Preston Gates & Ellis LLP.” This request is made pursuant to that delegation of authority.

The Company hereby requests acceleration of Amendment No. 4 to registration statement File No. 333-125113 as soon as possible.

The Company confirms that it is aware of its obligations under the Securities Act, and acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our attorneys at Preston Gates & Ellis LLP, specifically William Gleeson, Robert Jaffe, or Chris K. Visser, all of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing or when the registration statement is effective.

Very truly yours,

William Gleeson

cc: Tamara Brightwell